Exhibit L

COVINGTON LETTERHEAD

NEWS RELEASE

Contact:

MacKenzie Partners, Inc.

Bob Marese

Mark Harnett

212 929 5500

COVINGTON INVESTMENTS, LLC ISSUES OPEN LETTER TO SHAREHOLDERS OF

ADVOCAT - COMMENTS ON ANNOUNCED ACQUISITION OF

SUN HEALTHCARE GROUP, LLC

ATLANTA, June 25, 2012 – Covington Investments, LLC (“Covington”) today issued the following open letter to the shareholders of Advocat, Inc. (NASDAQ: AVCA), (the “Company”) regarding the announced acquisition of Sun Healthcare Group, Inc. (NASDAQ: SUNH) (“Sun Healthcare”) by Genesis HealthCare, LLC (“Genesis”):

Dear Fellow Shareholder:

On June 20, 2012, Sun Healthcare announced that it had agreed to be acquired by Genesis for $8.50 per share in cash. We wanted to bring this to the attention of Advocat shareholders as it is a further illustration that the Board of Directors of Advocat is not acting in the best interests of all shareholders by refusing to enter into discussions with Covington regarding its proposal to acquire the Company. There are significant similarities between the two proposed transactions.

Sun Healthcare is a publically traded skilled nursing facility company with over $1.9 billion in revenues and a market value (prior to the announcement) of approximately $157 million. Genesis is a privately owned skilled nursing care provider. The implied transaction multiples for the Genesis-Sun Healthcare deal compared with Covington’s proposal to Advocat are set out in the table below. In all respects, Covington’s offer values Advocat at substantially higher multiples than the Genesis-Sun Healthcare multiples.

Transaction Multiple[1]	Covington-Advocat		Genesis-Sun Healthcare
Premium to closing stock price on day prior to announcement	95.9%		43.1%
Premium to prior 30 day average closing stock price	71.3%		55.6%
Enterprise Value to L12M Revenues	0.2	x	0.1	x
Enterprise Value to L12M EBITDA	6.0	x	3.0	x
Adjusted Enterprise Value to L12M EBITDAR	7.3	x	6.1	x

[1]

L12M refers to latest twelve months as of March 31, 2012. Adjusted enterprise value = market value of equity + preferred stock + debt (excluding debt associated with West Virginia (for Advocat)) + lease expense capitalized using a 12.5% cap rate – cash.

Sun Healthcare’s Board of Directors unanimously approved the transaction with Genesis. In contrast, Advocat’s Board of Directors refuses to even enter into discussions regarding a proposal that has much higher valuation multiples and despite the fact that Advocat is a much smaller company with significantly less trading liquidity.

Please join us in expressing your views to Advocat in light of the Genesis – Sun Healthcare announcement. We encourage you to call or write the directors and management urging them to engage in meaningful discussions with Covington regarding its proposal to acquire the Company. As stated previously, we remain interested in a mutually agreeable and negotiated transaction.

Sincerely,

/s/ John E. McMullan

John E. McMullan

President

Covington Investments, LLC

About Covington Investments, LLC

Covington’s affiliates own and operate continuing care retirement communities offering skilled nursing, assisted living, independent living and home health services in Florida, Ohio, and Tennessee. The Companies’ combined campuses comprise over 1,000 skilled nursing and assisted living beds as well as nearly 600 independent living units.